FINAL TERMS SUPPLEMENT (To Prospectus dated January 13, 2009, Product Supplement dated June 23, 2011 and Prospectus Supplement dated June 24, 2011)

Final Terms Supplement

UBS AG Trigger Phoenix Autocallable Optimization Securities

UBS AG $100,000.00 Securities Linked to the common stock of General Electric Company due on August 16, 2012

Final Terms
Issuer	UBS AG, London Branch
Principal Amount	$10.00 per security. The Securities are offered at a minimum investment of 100 Securities at $10.00 per Security (representing a $1,000 investment) and integral multiples of $10.00 in excess thereof.
Term	Approximately 12 months, unless called earlier.
Underlying Stock	The common stock of General Electric Company
Contingent Coupon

If the closing price of the underlying stock is equal to or greater than the coupon barrier on any observation date, UBS will pay you the contingent coupon applicable to such observation date.

If the closing price of the underlying stock is less than the coupon barrier on any observation date, the contingent coupon applicable to such observation date will not be payable and UBS will not make any payment to you on the relevant coupon payment date.

The contingent coupon will be a fixed amount based upon equal monthly installments at the per annum contingent coupon rate. Contingent coupon payments are not guaranteed and UBS will not pay you the contingent coupon for any observation date on which the closing price of the underlying stock is less than the coupon barrier. The table below reflects the contingent coupon rate of 21.68% per annum. Amounts in the table below may have been rounded for ease of analysis.

Observation Date*	Contingent Coupon (per security)
09-Sep-2011	$0.1807
11-Oct-2011	$0.1807
09-Nov-2011	$0.1807
09-Dec-2011	$0.1807
09-Jan-2012	$0.1807
09-Feb-2012	$0.1807
09-Mar-2012	$0.1807
09-Apr-2012	$0.1807
09-May-2012	$0.1807
11-Jun-2012	$0.1807
09-Jul-2012	$0.1807
09-Aug-2012	$0.1807
*Observation dates are subject to the market disruption event provisions set forth in the TPAOS product supplement.
Contingent Coupon Rate	21.68% per annum (or approximately 1.807% accrued per outstanding month).
Automatic Call Feature

The Securities will be called automatically if the closing price of the underlying stock on any observation date is equal to or greater than the initial price. If the Securities are called on any observation date, UBS will pay you on the corresponding coupon payment date a cash payment per Security equal to your principal amount plus the contingent coupon otherwise due on such date pursuant to the contingent coupon feature. No further amounts will be owed to you under the Securities.

Payment at Maturity (per Security)

If the Securities are not called and the final price is equal to or greater than the trigger price and coupon barrier, UBS will pay you a cash payment per Security on the maturity date equal to your principal plus the contingent coupon otherwise due on the maturity date.

If the Securities are not called and the final price is less than the trigger price, UBS will pay you a cash payment on the maturity date of significantly less than the principal amount, if anything, resulting in a loss on your investment that is proportionate to the negative underlying return.

Underlying Return	Final Price – Initial Price Initial Price
Closing Price

On any trading day, the last reported sale price (or, in the case of NASDAQ, the official closing price) of the underlying stock during the principal trading session on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.

Initial Price

$15.96, which is the closing price of the underlying stock on the trade date. The initial price is subject to adjustments in the case of certain corporate events, as described in the TPAOS product supplement.

Trigger Price/Coupon Barrier

$10.85, which is 68.00% of the initial price of the underlying stock. The trigger price and coupon barrier are subject to adjustments in the case of certain corporate events, as described in the TPAOS product supplement.

Final Price	The closing price of the underlying stock on the final valuation date.
Trade Date	August 9, 2011
Settlement Date	August 12, 2011
Final Valuation Date	August 9, 2012 (subject to postponement in the event of a market disruption event, as described in the TPAOS product supplement)
Maturity Date	August 16, 2012 (subject to postponement in the event of a market disruption event, as described in the TPAOS product supplement)
Coupon Payment Dates	Five business days following each observation date, except the coupon payment date for the final valuation date will be the maturity date.
CUSIP	90268B749
ISIN	US90268B7495
Tax Treatment

There is no tax authority that specifically addresses the tax treatment of the Securities. UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Securities as a pre-paid derivative contract with respect to the underlying stock and to treat any contingent coupon received by you (including on maturity or upon automatic call) as ordinary income in accordance with your regular method of accounting. Under this characterization you should generally recognize capital gain or loss upon the sale, automatic call, redemption or maturity of your Securities in an amount equal to the amount you receive at such time (other than with respect to any contingent coupon) and the amount that you paid for your Securities. For greater detail and possible alternative tax treatments please see the section entitled “What Are the Tax Consequences of the Securities?” on page 4 of the prospectus supplement and the section entitled “Supplemental U.S. Tax Considerations” beginning on page PS-47 of the Trigger Phoenix Autocallable Optimization Securities product supplement.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING STOCK. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 3, UNDER "KEY RISKS" BEGINNING ON PAGE 5 OF THE PROSPECTUS SUPPLEMENT AND UNDER ‘‘RISK FACTORS’’ BEGINNING ON PAGE PS-15 OF THE TPAOS PRODUCT SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this final terms supplement, or the previously delivered prospectus supplement, the Trigger Phoenix Autocallable Optimization Securities (“TPAOS”) product supplement and the prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

See "Additional Information about UBS and the Securities" on page 3. The Securities we are offering will have the terms set forth in the Prospectus Supplement dated June 24, 2011 relating to the Securities, the Trigger Phoenix Autocallable Optimization Securities product supplement, the accompanying prospectus and this final terms supplement.

Offering of Securities	Issue Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security

General Electric Company	$100,000.00	$10.0000	$1,000.00	$0.1000	$99,000.00	$9.9000

UBS Financial Services Inc.

UBS Investment Bank

Final Terms Supplement dated August 9, 2011

Additional Information About UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and a prospectus supplement for the Securities) with the Securities and Exchange Commission, or SEC, for the offering for which this final terms supplement relates. Before you invest, you should read these documents and any other documents relating to the Securities that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

•	Prospectus supplement dated June 24, 2011
http://www.sec.gov/Archives/edgar/data/1114446/000119312511172909/d424b2.htm
•	TPAOS product supplement dated June 23, 2011
http://www.sec.gov/Archives/edgar/data/1114446/000119312511172040/d424b2.htm
•	Prospectus dated January 13, 2009:
http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Trigger Phoenix Autocallable Optimization Securities” or the “Securities” refer to the Securities that are offered hereby. Also, references to the “prospectus supplement” mean the UBS prospectus supplement, dated June 24, 2011, references to "TPAOS product supplement" mean the UBS product supplement, dated June 23, 2011, relating to the Securities generally, and references to the “accompanying prospectus” mean the UBS prospectus titled "Debt Securities and Warrants", dated January 13, 2009.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here and are comparable to the corresponding risks discussed in the "Key Risks" section of the prospectus supplement, but we urge you to read the more detailed explanation of risks relating to the Securities generally in ‘‘Risk Factors’’ section of the TPAOS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

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Risk of loss at maturity - The Securities differ from ordinary debt securities in that UBS will not necessarily pay the full principal amount of the Securities at maturity. If the Securities are not called, UBS will repay you the principal amount of your Securities in cash only if the final price of the underlying stock is greater than or equal to the trigger price and will only make such payment at maturity. If the Securities are not called and the final price is less than the trigger price, you will be fully exposed to the negative underlying return and lose some or all of your initial investment in an amount proportionate to the decline in the price of the underlying stock.

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The contingent repayment of your principal applies only at maturity - You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the stock price is above the trigger price.

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You may not receive any contingent coupons - UBS will not necessarily make periodic coupon payments on the Securities. If the closing price of the underlying stock on an observation date is less than the coupon barrier, UBS will not pay you the contingent coupon applicable to such observation date. If the closing price of the underlying stock is less than the coupon barrier on each of the observation dates, UBS will not pay you any contingent coupons during the term of, and you will not receive a positive return on, your Securities. Generally, this non-payment of the contingent coupon coincides with a period of greater risk of principal loss on your Securities.

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Your potential return on the Securities is limited and you will not participate in any appreciation of the underlying stock - The return potential of the Securities is limited to the contingent coupon rate, regardless of the appreciation of the underlying stock. In addition, the total return on the Securities will vary based on the number of observation dates on which the requirements of the contingent coupon have been met prior to maturity or an automatic call. Further, if the Securities are called due to the automatic call feature, you will not receive any contingent coupons or any other payment in respect of any observation dates after the applicable call settlement date. Since the Securities could be called as early as the first observation date, the total return on the Securities could be minimal. If the Securities are not called, you will not participate in any appreciation in the price of the underlying stock even though you will be subject to the underlying stock’s risk of decline. As a result, the return on an investment in the Securities could be less than the return on a direct investment in the underlying stock.

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Higher contingent coupon rates are generally associated with a greater risk of loss - Greater expected volatility with respect to the underlying stock reflects a higher expectation as of the trade date that the price of such underlying stock could close below its trigger price on the final valuation date of the Securities. This greater expected risk will generally be reflected in a higher contingent coupon rate for that Security. However, an underlying stock’s volatility can change significantly over the term of the Securities and the price of the underlying stock for your Securities could fall sharply, which could result in a significant loss of principal.

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Reinvestment risk - The Securities will be called automatically if the closing price of the underlying stock is equal to or greater than the initial price on any observation date. In the event that the Securities are called prior to maturity, there is no guarantee that you will be able to reinvest the proceeds from an investment in the Securities at a comparable rate of return for a similar level of risk. To the extent you are able to reinvest such proceeds in an investment comparable to the Securities, you will incur transaction costs and the original issue price for such an investment is likely to include certain built-in costs such as dealer discounts and hedging costs.

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Credit risk of UBS - The Securities are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

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Single stock risk - The price of the underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer (the “underlying stock issuer”), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Securities, should make your own investigation into the underlying stock issuer and the underlying stock for your Securities. We urge you to review financial and other information filed periodically by the underlying stock issuer with the SEC.

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Owning the Securities is not the same as owning the underlying stock - The return on your Securities may not reflect the return you would realize if you actually owned the underlying stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying stock over the term of your Securities. Furthermore, the underlying stock may appreciate substantially during the term of your Securities and you will not participate in such appreciation.

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No assurance that the investment view implicit in the Securities will be successful - It is impossible to predict whether and the extent to which the price of the underlying stock will rise or fall. The price of the underlying stock will be influenced by complex and interrelated political, economic, financial and other factors that affect the issuer of the underlying stock. You should be willing to accept the risks of owning equities in general and the underlying stock in particular, and the risk of losing some or all of your initial investment.

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There is no affiliation between the underlying stock issuer and UBS, and UBS is not responsible for any disclosure by such issuer - We are not affiliated with the underlying stock issuer. However, we and our affiliates may currently, or from time to time in the future engage in business with an underlying stock issuer. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the underlying stock and the underlying stock issuer. You, as an investor in the Securities, should make your own investigation into the underlying stock and the underlying stock issuer for your Securities. The underlying stock issuer is not involved in the Securities that will be offered in any way and has no obligation of any sort with respect to your Securities. The underlying stock issuer has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Securities.

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The calculation agent can make adjustments that affect the payment to you at maturity- For certain corporate events affecting the underlying stock, the calculation agent may make adjustments to the initial price, the coupon barrier and the trigger price of the underlying stock. However, the calculation agent will not make an adjustment in response to all events that could affect the underlying stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Securities may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made by the calculation agent. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in the TPAOS product supplement as necessary to achieve an equitable result. Following certain corporate events relating to the issuer of the underlying stock where the issuer is not the surviving entity, the amount of cash you receive at maturity may be based on the common stock or American depository share of a successor to the underlying stock issuer in combination with any cash or any other assets distributed to holders of the underlying stock in such corporate event. If the issuer of the underlying stock becomes subject to (i) a reorganization event whereby the underlying stock is exchanged solely for cash or (ii) a merger or combination with UBS or any of its affiliates, the amount you receive at maturity may be based on the common stock issued by another company. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Securities. For more information, see the section “General Terms of the Securities — Antidilution Adjustments” beginning on page PS-34 of the TPAOS product supplement. Regardless of any of the events discussed above, any payment on the Securities is subject to the creditworthiness of UBS.

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There may be little or no secondary market for the Securities - No offering of the Securities will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Securities may not develop. UBS Securities LLC and other affiliates of UBS may make a market in the Securities, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Securities prior to maturity could be at a substantial discount from the issue price to public and to its intrinsic economic value; and as a result, you may suffer substantial losses.

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Price of Securities prior to maturity - The market price of your Securities will be influenced by many unpredictable and interrelated factors, including the market price of, the expected price volatility of and the dividend rate on the underlying stock, as well as the time remaining to the maturity of your Securities, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.

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Impact of fees on the secondary market price of Securities - Generally, the market price of the Securities immediately after issuance is expected to be lower than the issue price to public of the Securities, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.

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Potential UBS impact on the market price of the underlying stock - Trading or transactions by UBS or its affiliates in the underlying stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying stock may adversely affect the market price of the underlying stock and, therefore, the market value of your Securities.

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Potential conflict of interest - UBS and its affiliates may engage in business with the issuer of the underlying stock, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS. The calculation agent will determine whether the final price is below the trigger price and accordingly the payment at maturity on your Securities. The calculation agent may also postpone the determination of the final price and the maturity date if a market disruption event occurs and is continuing on the final valuation date and may make adjustments to the initial price, the trigger price, the coupon barrier and the underlying stock itself for certain corporate events affecting the underlying stock. For more information, see the section “General Terms of the Securities — Antidilution Adjustments” beginning on page PS-34 of the TPAOS product supplement.

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Potentially inconsistent research, opinions or recommendations by UBS - UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the underlying stock to which the Securities are linked.

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Dealer incentives - UBS and its affiliates act in various capacities with respect to the Securities. We and our affiliates may act as a principal, agent or dealer in connection with the sale of the Securities. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Securities and such compensation may serve as an incentive to sell these Securities instead of other investments. We will pay total underwriting compensation of 1.00% per Security to any of our affiliates acting as agents or dealers in connection with the distribution of the Securities.

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Uncertain tax treatment - Significant aspects of the tax treatment of the Securities are uncertain. You should read carefully the sections entitled "What are the Tax Consequences of the Securities" in the prospectus supplement and “Supplemental U.S. Tax Considerations” beginning on page PS-47 of the TPAOS product supplement and consult your tax advisor about your tax situation.

Information about the Underlying Stock

All disclosures regarding the underlying stock are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the underlying stock provided in this final terms supplement. You should make your own investigation into the underlying stock.

The underlying stock will be registered under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the underlying stock with the SEC can be reviewed electronically through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information filed with the SEC by the issuer of the underlying stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

General Electric Company

According to publicly available information, General Electric Company ("General Electric") is a technology and financial services company. General Electric's products and services include aircraft engines, power generation, water processing, household appliances, medical imaging, business and consumer financing and industrial products. General Electric serves customers in more than 100 countries. General Electric operates through five segments: Energy Infrastructure, Technology Infrastructure, NBC Universal ("NBCU"), GE Capital and Home & Business Solutions. The Energy Infrastructure segment is engaged in the field of development and implementation of energy production. Technology Infrastructure segment is a provider of essential technologies to developed, developing and emerging countries. NBC Universal is a diversified media and entertainment company focused on the development, production and marketing of entertainment, news and information. The GE Capital segment offers a range of financial products and services worldwide that include commercial loans, operating leases, fleet management, financial programs, home loans, credit cards, personal loans and other financial services. The Home & Business Solutions segment offers products such as major appliances and a subset of lighting products that are primarily directed to consumer applications, while other lighting products and automation solutions are directed towards commercial and industrial applications. Information filed by General Electric with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00035, or its CIK Code: 0000040545. General Electric's website is http://www.ge.com. General Electric's common stock is listed on the New York Stock Exchange under the ticker symbol "GE."

Information from outside sources is not incorporated by reference in, and should not be considered part of, this final terms supplement or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing prices for General Electric's common stock, based on daily closing prices on the primary exchange for General Electric. We obtained the closing price information set forth below from the Bloomberg Professional® service ("Bloomberg") without independent verification. General Electric's closing price on August 9, 2011 was $15.96. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close

01/03/2007	03/30/2007	$31.97	$28.83	$29.90

04/02/2007	06/29/2007	$33.22	$29.39	$32.60

07/02/2007	09/28/2007	$35.58	$31.43	$35.50

10/01/2007	12/31/2007	$36.12	$31.08	$32.06

01/02/2008	03/31/2008	$32.72	$27.66	$32.30

04/01/2008	06/30/2008	$33.54	$23.17	$23.55

07/01/2008	09/30/2008	$26.43	$20.64	$22.78

10/01/2008	12/31/2008	$21.89	$11.47	$14.75

01/02/2009	03/31/2009	$15.54	$6.25	$9.49

04/01/2009	06/30/2009	$13.64	$9.55	$11.09

07/01/2009	09/30/2009	$16.20	$10.14	$15.64

10/01/2009	12/31/2009	$16.04	$13.51	$14.50

01/04/2010	03/31/2010	$17.79	$14.81	$17.55

04/01/2010	06/30/2010	$18.81	$13.99	$13.99

07/01/2010	09/30/2010	$16.29	$13.47	$15.89

10/01/2010	12/31/2010	$18.05	$15.41	$18.02

01/03/2011	03/31/2011	$21.20	$18.01	$19.89

04/01/2011	06/30/2011	$20.48	$17.97	$18.86

07/01/2011*	08/08/2011*	$19.30	$15.43	$15.43

* As of the date of this final terms supplement available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through August 8, 2011. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the performance of General Electric's common stock from August 9, 2001 through August 8, 2011, based on information from Bloomberg. The solid line represents the trigger price and coupon barrier of $10.85, which is equal to 68.00% of the closing price on August 9, 2011. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Supplemental Plan of Distribution (Conflicts of Interest)

We have agreed to sell to UBS Financial Services Inc. and certain of its affiliates, together the "Agents," and the Agents have agreed to purchase, all of the Securities at the issue price less the underwriting discount indicated on the cover of this final terms supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Securities.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities; and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest - Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a "conflict of interest" in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities and, thus creates an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.